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                            May 15, 2023

       Charles F. Boyle
       Chief Financial Officer
       Universal Health Realty Income Trust
       367 South Gulph Road
       P.O. Box 61558
       King of Prussia, PA 19406

                                                        Re: Universal Health
Realty Income Trust
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated May
4, 2023
                                                            File No. 001-09321

       Dear Charles F. Boyle:

               We have reviewed your May 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our
       April 21, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       2. Relationship with UHS and Related Party Transactions, page 67

   1. We note your response to our prior comment. Please further tell us whether the Company has a repurchase option
on Inland Valley to the extent UHS exercises its repurchase
                                                        option related to Aiken
and Canyon Creek. In providing your response, please clarify whether the Company has
a right to purchase another property similar to Inland Valley if it does not have a
right to repurchase Inland Valley.
 Charles F. Boyle
Universal Health Realty Income Trust
May 15, 2023
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have any questions.



FirstName LastNameCharles F. Boyle                     Sincerely,
Comapany NameUniversal Health Realty Income Trust
                                                       Division of Corporation
Finance
May 15, 2023 Page 2                                    Office of Real Estate &
Construction
FirstName LastName